UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:  June 25, 1999

     [ ]     Transition Report on Form 10-K and Form 10-KSB

     [ ]     Transition Report on Form 20-F

     [ ]     Transition Report on Form 11-K

     [ ]     Transition Report on Form 10-Q and Form 10-QSB

     [ ]     Transition Report on Form N-SAR

     For Transition Period Ended: _________________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full Name of Registrant: ASD Group, Inc.

     Former Name if Applicable: Not Applicable

     Address of Principal Executive Office (STREET AND NUMBER): 1 Industry Street, Poughkeepsie

     City, State and Zip Code: New York, New York 12603

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountants statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     During the past year, the Company has undergone a financial restructuring involving the elimination of certain and the conversion of certain debt to equity (all as previously disclosed in the Company's public filings). Management needs additional time to account for these changes.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Peter C. Zachariou                  (914) 452-3000
------------------------------      --------------------------------
(Name)                              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X]  Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X]  Yes        [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Management estimates that the Company's net sales for the fiscal year ended June 25, 1999 will be approximately $9.6 million or a decrease of $4.7 million as compared to net sales of $14.3 million for the fiscal year ended June 26, 1998. In addition, management estimates that losses before income taxes and extraordinary gains for the fiscal year ended June 25, 1999 will be approximately $5.1 million or a decrease of $500,000 as compared to losses before income taxes and extraordinary gains of approximately $5.6 million for the fiscal year ended June 26, 1998. Finally, management estimates that the Company's net loss for the fiscal year ended June 25, 1999 will be approximately $2.3 million or $4.4 million less than the Company's net loss of $6.7 million for the fiscal year ended June 26, 1998.

                                 ASD Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 23, 1999               By: /s/ Peter C. Zachariou
                                            ----------------------------------
                                            Peter C. Zachariou
                                            Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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